

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Mr. Todd R. Royal
Chief Executive Officer
Exterra Energy, Inc.
701 South Taylor, Suite 440
Amarillo, TX 79101

> **Re:** **Exterra Energy, Inc.**
> **Item 4.02 Form 8-K**
> **Filed July 7, 2010**
> **File No. 000-52319**

Dear Mr. Royal:

We have completed our review of the above noted filing and do not have any further comments at this time.

Sincerely,

Karl Hiller
Branch Chief